Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
	2006	2005	2004	2003	2002

Earnings:
Income (Loss) from continuing operations	$(14,823)	$(9,083)	$6,572	$28,800	$93,381

Additions:
Income taxes (recovery)	2,561	2,336	575	6,191	22,674
Minority interest in earnings of consolidated subsidiaries	16,708	21,192	9,235	6,044	6,720
Fixed charges, as shown below	16,670	12,805	11,223	19,212	23,519
Distributions received from equity-method investees	940	1,796	7,269	3,993	4,228
	36,879	38,129	28,302	35,440	57,141

Subtractions:
Equity in income of investees	168	1,402	3,651	4,929	2,142
Minority interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—	—	—	—
	168	1,402	3,651	4,929	2,142
Earnings as adjusted	21,888	27,644	31,223	59,311	148,380
Fixed charges:
Interest on indebtedness, expensed or capitalized	9,065	6,517	1,054	12,324	17,861
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	2,213	1,305	6,212	3,897	2,428
Interest within rent expense	5,392	4,983	3,957	2,991	3,230

Total fixed charges	$16,670	$12,805	$11,223	19,212	23,519
Ratio of earnings to fixed charges	1.31	2.16	2.78	3.09	6.31